SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Franchise Group, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

35180X 105

(CUSIP Number)

Bryant R. Riley

B. Riley Financial, Inc.

21255 Burbank Boulevard, Suite 400

Woodland Hills, CA 91367

(818) 884-3737

with a copy to:

Philip Flink

Brown Rudnick LLP

One Financial Center

Boston, MA 02111

(617) 856-8555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 23, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	35180X 105

1	NAMES OF REPORTING PERSONS
B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,005,353
	8	SHARED VOTING POWER
2,100,375
	9	SOLE DISPOSITIVE POWER
2,005,353
	10	SHARED DISPOSITIVE POWER
2,100,375

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,105,728
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.1%*
14	TYPE OF REPORTING PERSON (See Instructions)
HC

*	Computed on the basis of a total of 29,049,753.33 shares of common stock, par value $0.01 per share (the “Common Stock”) of Franchise Group, Inc. (the “Issuer”) determined by adding (a) 25,716,420 (the number of shares which, pursuant to the amended and restated Offer to Purchase dated October 16, 2019 (filed on the same date by the Issuer with the Securities and Exchange Commission as Exhibit (a)(10)(G) to Amendment No. 4 to Schedule TO), would be outstanding as of September 30, 2019, assuming all New Holdco common units and all shares of Franchise Group preferred stock were redeemed in exchange for shares of common stock of the Issuer), plus (b) 3,333,333.33 (the number of shares which, pursuant to the Subscription Agreements dated October 23, 2019 (filed on the same date by the Issuer with the Securities and Exchange Commission as Exhibits 10.4, 10.5 and 10.6 to a Current Report on Form 8-K), were issued on that date).

SCHEDULE 13D

CUSIP No.	35180X 105

1	NAMES OF REPORTING PERSONS
BRC Partners Opportunity Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
475,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
475,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
475,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.6%*
14	TYPE OF REPORTING PERSON (See Instructions)
PN

*	Computed on the basis of a total of 29,049,753.33 shares of Common Stock of the Issuer determined by adding (a) 25,716,420 (the number of shares which, pursuant to the amended and restated Offer to Purchase dated October 16, 2019 (filed on the same date by the Issuer with the Securities and Exchange Commission as Exhibit (a)(10)(G) to Amendment No. 4 to Schedule TO), would be outstanding as of September 30, 2019, assuming all New Holdco common units and all shares of Franchise Group preferred stock were redeemed in exchange for shares of common stock of the Issuer), plus (b) 3,333,333.33 (the number of shares which, pursuant to the Subscription Agreements dated October 23, 2019 (filed on the same date by the Issuer with the Securities and Exchange Commission as Exhibits 10.4, 10.5 and 10.6 to a Current Report on Form 8-K), were issued on that date).

SCHEDULE 13D

CUSIP No.	35180X 105

1	NAMES OF REPORTING PERSONS
B. Riley Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
625,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
625,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
625,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.2%*
14	TYPE OF REPORTING PERSON (See Instructions)
IA

*	Computed on the basis of a total of 29,049,753.33 shares of Common Stock of the Issuer determined by adding (a) 25,716,420 (the number of shares which, pursuant to the amended and restated Offer to Purchase dated October 16, 2019 (filed on the same date by the Issuer with the Securities and Exchange Commission as Exhibit (a)(10)(G) to Amendment No. 4 to Schedule TO), would be outstanding as of September 30, 2019, assuming all New Holdco common units and all shares of Franchise Group preferred stock were redeemed in exchange for shares of common stock of the Issuer), plus (b) 3,333,333.33 (the number of shares which, pursuant to the Subscription Agreements dated October 23, 2019 (filed on the same date by the Issuer with the Securities and Exchange Commission as Exhibits 10.4, 10.5 and 10.6 to a Current Report on Form 8-K), were issued on that date).

SCHEDULE 13D

CUSIP No.	35180X 105

1	NAMES OF REPORTING PERSONS
BRC Partners Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
475,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
475,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
475,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.6%*
14	TYPE OF REPORTING PERSON (See Instructions)
OO

*	Computed on the basis of a total of 29,049,753.33 shares of Common Stock of the Issuer determined by adding (a) 25,716,420 (the number of shares which, pursuant to the amended and restated Offer to Purchase dated October 16, 2019 (filed on the same date by the Issuer with the Securities and Exchange Commission as Exhibit (a)(10)(G) to Amendment No. 4 to Schedule TO), would be outstanding as of September 30, 2019, assuming all New Holdco common units and all shares of Franchise Group preferred stock were redeemed in exchange for shares of common stock of the Issuer), plus (b) 3,333,333.33 (the number of shares which, pursuant to the Subscription Agreements dated October 23, 2019 (filed on the same date by the Issuer with the Securities and Exchange Commission as Exhibits 10.4, 10.5 and 10.6 to a Current Report on Form 8-K), were issued on that date).

SCHEDULE 13D

CUSIP No.	35180X 105

1	NAMES OF REPORTING PERSONS
B. Riley FBR, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,475,375
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,475,375

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,475,375
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.1%*
14	TYPE OF REPORTING PERSON (See Instructions)
BD

*	Computed on the basis of a total of 29,049,753.33 shares of Common Stock of the Issuer determined by adding (a) 25,716,420 (the number of shares which, pursuant to the amended and restated Offer to Purchase dated October 16, 2019 (filed on the same date by the Issuer with the Securities and Exchange Commission as Exhibit (a)(10)(G) to Amendment No. 4 to Schedule TO), would be outstanding as of September 30, 2019, assuming all New Holdco common units and all shares of Franchise Group preferred stock were redeemed in exchange for shares of common stock of the Issuer), plus (b) 3,333,333.33 (the number of shares which, pursuant to the Subscription Agreements dated October 23, 2019 (filed on the same date by the Issuer with the Securities and Exchange Commission as Exhibits 10.4, 10.5 and 10.6 to a Current Report on Form 8-K), were issued on that date).

SCHEDULE 13D

CUSIP No.	35180X 105

1	NAMES OF REPORTING PERSONS
Dialectic Antithesis Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
150,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
150,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.5%*
14	TYPE OF REPORTING PERSON (See Instructions)
PN

*	Computed on the basis of a total of 29,049,753.33 shares of Common Stock of the Issuer determined by adding (a) 25,716,420 (the number of shares which, pursuant to the amended and restated Offer to Purchase dated October 16, 2019 (filed on the same date by the Issuer with the Securities and Exchange Commission as Exhibit (a)(10)(G) to Amendment No. 4 to Schedule TO), would be outstanding as of September 30, 2019, assuming all New Holdco common units and all shares of Franchise Group preferred stock were redeemed in exchange for shares of common stock of the Issuer), plus (b) 3,333,333.33 (the number of shares which, pursuant to the Subscription Agreements dated October 23, 2019 (filed on the same date by the Issuer with the Securities and Exchange Commission as Exhibits 10.4, 10.5 and 10.6 to a Current Report on Form 8-K), were issued on that date).

SCHEDULE 13D

CUSIP No.	35180X 105

1	NAMES OF REPORTING PERSONS
BR Dialectic Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
150,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
150,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.5%*
14	TYPE OF REPORTING PERSON (See Instructions)
IA

*	Computed on the basis of a total of 29,049,753.33 shares of Common Stock of the Issuer determined by adding (a) 25,716,420 (the number of shares which, pursuant to the amended and restated Offer to Purchase dated October 16, 2019 (filed on the same date by the Issuer with the Securities and Exchange Commission as Exhibit (a)(10)(G) to Amendment No. 4 to Schedule TO), would be outstanding as of September 30, 2019, assuming all New Holdco common units and all shares of Franchise Group preferred stock were redeemed in exchange for shares of common stock of the Issuer), plus (b) 3,333,333.33 (the number of shares which, pursuant to the Subscription Agreements dated October 23, 2019 (filed on the same date by the Issuer with the Securities and Exchange Commission as Exhibits 10.4, 10.5 and 10.6 to a Current Report on Form 8-K), were issued on that date).

This Amendment No. 3 (the “Amendment”) hereby amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on August 7, 2018, as amended by Amendment No. 1 filed on August 9, 2018 and Amendment No. 2 filed on July 12, 2019 (as so amended, the “Schedule 13D”), relating to the Class A common stock, par value $0.01 per share (the “Common Stock”), of Franchise Group, Inc., a Delaware corporation formerly known as Liberty Tax, Inc. (the “Issuer” or the “Company”). Capitalized terms used by not defined herein shall have the respective meanings set forth in the Schedule 13D. Except as otherwise described herein, the information contained in the Schedule 13D remains in effect.

Item 3.	Source and Amount of Funds of Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated as follows:

All of the shares of Common Stock to which this Statement relates were purchased on behalf of the Reporting Persons using the investment capital of the respective Reporting Person. The aggregate purchase price of the 4,105,728 shares of Common Stock was approximately $38,737,476.39 (excluding commissions).

From time to time, BRPLP, BRFBR and Dialectic may effect purchases of securities through margin accounts, and margin credit may be extended as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations and stock exchange rules. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and restated as follows:

On July 10, 2019 (the “Closing Date”), the Company announced that it entered into and completed certain transactions contemplated by an Agreement of Merger and Business Combination Agreement (the “Merger Agreement”), by and among the Company, Buddy’s Newco, LLC (“Buddy’s”), Franchise Group New Holdco, LLC, a wholly-owned direct subsidiary of the Company (“New Holdco”), Franchise Group B Merger Sub, LLC, a wholly-owned indirect subsidiary of New Holdco (“Merger Sub”), and Vintage RTO, L.P., solely in its capacity as the representative of the former equity holders of Buddy’s (the “Buddy’s Members”). Pursuant to the Merger Agreement, Merger Sub merged with and into Buddy’s (the “Merger”), with Buddy’s continuing as the surviving entity in the Merger and as a wholly-owned indirect subsidiary of New Holdco.

On the Closing Date, the Company announced a number of transactions in connection with the Merger, including the commencement of a tender offer (the “Tender Offer”) to purchase any and all of its outstanding shares of Common Stock.

In connection with the Tender Offer, certain Reporting Persons (as listed in Item 7 herein), entered into a voting agreement, dated July 10, 2019 (the “Voting Agreement”), with the Company, under which such Reporting Persons have each agreed, among other things, not to tender any shares in the Tender Offer and to vote all of its shares of Common Stock in favor of the amendments to the certificate of incorporation of the Company contemplated by the Merger Agreement. The foregoing description of the Voting Agreement is not complete and is qualified in its entirety by reference to the complete text of the Voting Agreement, which is filed as an exhibit hereto.

On August 27, 2019, the Company announced that it had entered into an Equity and Asset Purchase Agreement with Sears Hometown and Outlet Stores, Inc., a Delaware corporation (“SHOS”), and a wholly-owned subsidiary of the Company pursuant to which the latter would acquire from SHOS the assets specified therein (the “Acquisition”). In order to partially fund the purchase price of the Acquisition, on October 23, 2019, the Company issued and sold at $12 per share 3,333,333.33 shares of Common Stock, including the 1,000,000 shares of Common Stock purchased by B. Riley FBR, Inc., which give rise to the obligation to file this Amendment.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)

As of the date hereof, BRF beneficially owned directly 2,005,353 shares of Common Stock representing 6.9% of the Issuer’s Common Stock, BRPLP beneficially owned directly 475,000 shares of Common Stock representing 1.6% of the Issuer’s Common Stock, BRFBR beneficially owned directly 1,475,375 shares of Common Stock, representing 5.1% of the Issuer’s Common Stock, and Dialectic beneficially owned directly 150,000 shares of Common Stock, representing 0.5% of the Issuer’s Common Stock.

(b)

BRPGP is a subsidiary of BRCM, a registered investment advisor, and is the general partner of BRPLP. BRF is the parent company of BRCM. As a result, BRPGP, BRCM and BRF may be deemed to indirectly beneficially own the Shares held by BRPLP.

BRF is the parent company of BRFBR. As a result, BRF may be deemed to indirectly beneficially own the shares of Common Stock held by BRFBR.

BR Dialectic is a subsidiary of BRCM, a registered investment advisor, and is the general partner and investment manager of Dialectic. BRCM is a registered investment advisor and the parent company of BR Dialectic and BRF is the parent company of BRCM. As a result, BR Dialectic, BRCM and BRF may be deemed to indirectly beneficially own the shares of Common Stock held by Dialectic.

The percentage in this paragraph relating to beneficial ownership of Common Stock is based on 29,049,753.33 shares of Common Stock computed as set forth in the notes at the bottom of pages 2 to 8 of this Amendment.

As of the date hereof, each of BRPLP, BRPGP, BRCM and BRF have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by BRPLP.

As of the date hereof, each of BRFBR and BRF have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by BRFBR.

As of the date hereof, BRF has the sole power to vote or direct the vote of, and to dispose, or direct the disposition of, the Shares beneficially owned by BRF.

As of the date hereof, each of Dialectic, BR Dialectic, BRCM and BRF have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by Dialectic.

(c)	None.

(d)

Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

The information set forth in Item 4 is incorporated herein by reference.

In July 2019, BRF, as lender, entered into an amendment and restatement of certain loan obligations, with Vintage Capital, as borrower (the “Loan”). The Loan is secured by a pledge, pursuant to that certain Amended and Restated Pledge Agreement, between BRF and Samjor Family, LP, an affiliate of Vintage Capital (the “New Pledge Agreement”), of certain collateral, including 2,912,628 shares of Common Stock of the Issuer owned or held of record or beneficially by Samjor Family, LP, and any and all replacements, products and proceeds of, and dividends, distributions in property or securities, returns of capital or other distributions made on or with respect to such shares.

Item 7.	Material to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended and supplemented to include the following:

Exhibit No.	Description
11.

Subscription Agreement dated October 23, 2019, between the Company and B. Riley FBR, Inc. (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 23, 2019).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 28, 2019

B. RILEY FINANCIAL, INC.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Co-Chief Executive Officer

BRC PARTNERS OPPORTUNITY FUND, L.P.

By: BRC Partners Management GP, LLC, its General Partner

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

BRC PARTNERS MANAGEMENT GP, LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

B. RILEY CAPITAL MANAGEMENT, LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

B. RILEY FBR, INC.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Executive Officer

DIALECTIC ANTITHESIS PARTNERS, LP

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Portfolio Manager

BR DIALECTIC CAPITAL MANAGEMENT, LLC

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Managing Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).